SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 24, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on August 24, 2022.

Cash Dividend Payment

The Shareholders are hereby advised that, pursuant to the resolutions adopted at the Special Shareholders’ Meeting held on October 21st 2020, the authorization granted by the Superintendencia de Entidades Financieras y Cambiarias of Banco Central de la República Argentina (Central Bank of the Republic of Argentina) and communicated last May 12th, and pursuant to the resolutions adopted by the Board of Directors at its meeting held on August 24th 2022, as from September 6th 2022, Banco Macro S.A. (the “Bank”) shall made available and pay to the shareholders entered in the Bank’s stock ledger as of September 5th 2022, a cash dividend in the amount of AR $1,645,953,695.31(i.e., AR $2.5741619971 per share and representing 257.42% of the capital stock of AR $639,413,408), which payment corresponds to instalment #9.

As to the total amount of dividends to be paid, please be advised that is subject to the 7% tax withholding provided for in section 97 of the Argentine Income Tax Law, as revised in 2019.

The above mentioned cash dividend shall be made available on the applicable date, at Caja de Valores S.A. located at 25 de Mayo 362, Capital Federal, Mondays to Fridays, from 10 am to 3 pm.

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 24, 2022

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer